UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2015
WASH, DC
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrew Garrett Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street 11th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanchfield, Meyer, Kober + Rizzo, LLP
(Name – *if individual, state last, first, middle name*)

1200 Veterans Hwy (Address), Hauppauge (City) NY (State) 11788 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15049852

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14
JCW

OATH OR AFFIRMATION

I, James Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrew Garrett, Inc, as of March 2, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Administrative Officer

Title

Notary Public

Notary Public State of New York
Registration # 01GI4987581
Nassau County
Commission Expires October 15, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW GARRETT, INC.

FINANCIAL STATEMENTS
AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

with

INDEPENDENT AUDITORS' REPORT

ANDREW GARRETT, INC.

For the year ended December 31, 2014

CONTENTS

Blanchfield, Meyer, Kober & Rizzo, LLP
Certified Public Accountants

1200 Veterans Memorial Hwy., Suite 350
Hauppauge, New York 11788

T 631 293-5000
F 631 234-4272
www.bmkr.com

Bruce A. Meyer, CPA/PFS
Thomas G. Kober, CPA
Alfred M. Rizzo, CPA
Joseph Mortimer, CPA

Charles W. Blanchfield, CPA (Retired)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Andrew Garrett, Inc.

We have audited the accompanying financial statements of Andrew Garrett, Inc. (a Delaware Corporation), which comprise the Statement of Financial Condition as of December 31, 2014, and the related Statements of Operations, Changes in Shareholders' Equity, Changes in Subordinated Borrowings, and Cash Flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Andrew Garrett's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Andrew Garrett, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental information schedules has been subjected to audit procedures performed in conjunction with the audit of Andrew Garrett's financial statements. The supplemental information is the responsibility of Andrew Garrett's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Blanchfield, Meyer, Kober & Rizzo, LLP

Blanchfield, Meyer, Kober & Rizzo LLP

Hauppauge, New York

March 2, 2015

ANDREW GARRETT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets

Cash and cash equivalents	$	542,955
Deposit with clearing organization		50,000
Receivables from broker dealers and clearing organizations		780,159
Prepaid expenses		119,723
Property and equipment, net		-
Other receivables		189,598
Other securities		-
Security deposits		78,977
Total assets	$	1,761,412

Liabilities and stockholders' equity

Liabilities:		
Accrued commissions	$	519,528
Accounts payable and accrued expenses		437,443
Deferred revenues		45,952
Total current liabilities		1,002,923
Commitments, contingencies and guarantees:		
Subordinated borrowings		200,000
Stockholders' equity:		
Common stock- no par value; voting; 1,000 shares issued and outstanding		445,336
Additional paid-in capital		4,375,408
Accumulated deficit		(4,262,255)
Total stockholders' equity		558,489
Total liabilities and stockholders' equity	$	1,761,412

See independent auditors report and notes to financial statements.

ANDREW GARRETT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commission income	$ 7,632,611
Other income	1,155,495
Investment banking income	1,149,580
Interest income	19
Trading and investment gain	(17)
Total revenues	9,937,688
Expenses:	
Commissions	5,553,395
Salaries, related payroll taxes, and benefits	1,840,156
Occupancy	720,360
Clearance and execution costs	586,617
Professional fees	388,605
Bad debt	284,028
Travel and entertainment	152,885
Regulatory expenses	153,890
Telephone	132,589
Insurance	81,987
Miscellaneous	69,715
Arbitration settlements	66,900
Office expense and postage	57,977
Licenses, fees and permits	56,863
Marketing and advertising	14,077
Contributions	7,575
Dues and subscriptions	7,110
Repairs and maintenance	4,761
Automobile expenses	4,663
Total expenses	10,184,153
Loss before provision for income taxes	(246,465)
Provision for income taxes	8,595
Net loss	$ (255,060)

See independent auditors report and notes to financial statements.

ANDREW GARRETT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2013	445,336	4,375,408	(4,007,195)	813,549
Net loss	-	-	(255,060)	(255,060)
Balance, December 31, 2014	$ 445,336	$ 4,375,408	$ (4,262,255)	$ 558,489

See independent auditors report and notes to financial statements.

ANDREW GARRETT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net loss	$ (255,060)
Adjustments to reconcile net loss to cash flow provided by operating activities:	
Depreciation expense	-
(Increase) decrease in operating assets:	
Receivables from brokers and dealers	336,706
Prepaid expenses	11,522
Other receivables	288,701
Other securities	12
Security deposits	-
Increase (decrease) in operating liabilities:	
Accrued commissions	(125,669)
Accounts payable and accrued expenses	(88,109)
Deferred revenues	(621)
Net cash provided by operating activities	167,482
Cash flows from investing activities:	
Purchase of property and equipment	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Payment of subordinated notes	-
Net cash used by financing activities	-
Net increase in cash and cash equivalents	167,482
Cash and cash equivalents, *beginning of year*	375,473
Cash and cash equivalents, *end of year*	$ 542,955
Supplemental disclosures of cash flow information:	
Income taxes paid	$ 20,950
Interest paid	$ -

1. Organization and nature of business

Andrew Garrett, Inc. ("the Company") formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing Corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 1,000 shares of no par value stock and issued the new 1,000 shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett, Inc." and filed the election with the Secretary of State for the Company to operate under the name "Andrew Garrett, Inc." to facilitate the continuing operations with customers and suppliers.

2. Summary of significant accounting policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Accounting standards

During 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became effective and superseded prior existing financial accounting standards and is now the single source of authoritative U.S. generally accepted accounting principles (GAAP). The Codification does not change previous GAAP and, accordingly, its adoption did not have a material impact on the Company's financial statements.

2. Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Securities transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Investment banking

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as sales agent for issuing company's securities.

2. Summary of significant accounting policies (continued)

Property and equipment

Property and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Income taxes

Income taxes are based on taxable income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the year ended December 31, 2014 was $14,077.

Subsequent events

In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2014) have been evaluated through February 24, 2015, which is the date the financial statements were available to be issued.

3. Receivable from and deposit with clearing organization

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2014 and received in January 2015. The minimum deposit of $50,000 with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Amounts receivable from clearing organizations at December 31, 2014 amounted to $780,159.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. Property and equipment

Property and equipment are summarized as follows:

Furniture and equipment	$ 469,985
Improvements	9,447
Less: accumulated depreciation	(479,432)
	$ 0

Depreciation expense for the year ended December 31, 2014 amounted to $0.

5. Subordinated borrowings

The Company has a subordinated loan agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation in the amount of $200,000. FINRA has found the referenced agreement acceptable as a satisfactory subordination agreement effective as of December 31, 2010. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

6. Income taxes

The provision for income taxes is summarized as follows:

Current tax expense:	
Federal	$ --
State	8,595
Total provision for income taxes	$ 8,595

At December 31, 2014 the Company had federal net operating loss carry-forwards of approximately $734,000 that can be deducted against future taxable income that expire in 2030 and approximately $309,000 that expire in 2033. The amount and availability of any net operating loss carry forwards will be subject to limitations set forth in the Internal Revenue Code.

The Company's only temporary difference as of December 31, 2014 was the net operating loss pursuant to applicable Federal Tax Laws. The deferred tax asset is as follows:

Deferred tax assets	
Net operating loss carry forwards	$ 180,000
Less valuation allowance	(180,000)
Net deferred tax asset	$ -

7. Net capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014, the Company had net capital of $370,191 which was $270,191 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 2.580 to 1 as of December 31, 2014.

8. Commitments and contingencies

The Company leases 2 offices under long-term leases which expire through 2015 and several other offices on a month-to-month basis. Total rent expense under these operating leases for the year ended December 31, 2014 was $720,360.

Future minimum annual rental payments, exclusive of escalation payments for taxes under operating leases are as follows:

Year-ending December 31:	
2015	$ 81,504
	$ 81,504

9. Pending litigation, Claims, and Assessments

The company currently has several active litigations/arbitrations pending. The complaining parties have alleged claims asserting breaches of contractual, statutory and common law obligations. The company denies each and every claim and is vigorously defending the same. No amount has been accrued in the financial statements since the outcome of these matters are still uncertain.

ANDREW GARRETT, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Net Capital	
Total stockholder's equity	$ 558,489
Add:	
Subordinated borrowings allowable in computation of net capital	200,000
Total capital and allowable subordinated borrowings	758,489
Deductions/charges:	
Non-allowable assets:	
Prepaid expenses	119,723
Property and equipment	-
Other receivables	189,598
Security deposits	78,977
Total deductions	388,298
Net capital before haircuts on security positions	
(Tentative net capital)	370,191
Haircuts on other securities	
Net capital	$ 370,191
Aggregate indebtedness	
Items included in statement of financial condition:	
Accrued commissions	$ 519,528
Accounts payable and accrued expenses	437,443
Total aggregate indebtedness	$ 956,971
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 270,191
Ratio: Aggregate indebtedness to net capital	2.58 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 333,191
Adjustments for prepaid regulatory expenses	66,900
Non-allowable prepaid regulatroy expenses	(66,900)
Adjustments for moving expenses	40,000
Adjustments for audit expenses	(3,000)
Net capital per above	$ 370,191

See independent auditors report and notes to financial statements.

ANDREW GARRETT, INC.
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2014

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of Andrew Garrett, Inc., the conditions of the Company's exemption from rule 15c-3-3 were complied with throughout the year ended December 31, 2014.

ANDREW GARRETT, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2014

Subordinated borrowings at January 1, 2014	$ 200,000
Increases:	
Issuance of subordinated borrowings	-
Decreases:	
Payment of subordinated notes	-
Subordinated borrowings at December 31, 2014	$ 200,000

See independent auditors report and notes to financial statements.

Blanchfield, Meyer, Kober & Rizzo, LLP
Certified Public Accountants

1200 Veterans Memorial Hwy., Suite 350
Hauppauge, New York 11788

T 631 293-5000
F 631 234-4272
www.bmkr.com

Bruce A. Meyer, CPA/PFS
Thomas G. Kober, CPA
Alfred M. Rizzo, CPA
Joseph Mortimer, CPA

Charles W. Blanchfield, CPA (Retired)

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Andrew Garrett, Inc:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Andrew Garrett, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, in evaluating Andew Garrett, Inc.'s compliance with the applicable instructions of Form SIPC-7.Andrew Garrett, Inc's management is responsible for Andrew Garrett, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Blanchfield, Meyer, Kober & Rizzo, LLP

Blanchfield, Meyer, Kober & Rizzo LLP

Hauppauge, New York
March 2, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*********288*********************ALL FOR AADC 100
044659 FINRA DEC
ANDREW GARRETT INC
140 E 45TH ST 6TH FL
NEW YORK NY 10017-3144

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jannelle Cannizzaro-Fong

2. A. General Assessment (item 2e from page 2) $ 22,370
   B. Less payment made with SIPC-6 filed (exclude interest) (10,977)
   ________ Date Paid
   C. Less prior overpayment applied (Ø)
   D. Assessment balance due or (overpayment) 11,393
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum Ø
   F. Total assessment balance and interest due (or overpayment carried forward) $ 11,393
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 11,393
   H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Andrew Garrett, Inc
(Name of Corporation, Partnership or other organization)
[signature]
(Authorized Signature)
FINOP
(Title)

Dated the 24th day of February, 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8**********200***********************ALL FOR AADC 100
044659 FINRA DEC
ANDREW GARRETT INC
140 E 45TH ST 11TH FL
NEW YORK NY 10017-3144

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jannelle Cannizzaro-Fong

2. A. General Assessment (item 2e from page 2) $ 22,370

B. Less payment made with SIPC-6 filed (exclude interest) (10,977)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 11,393

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,393

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,393

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Andrew Garrett, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 24th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Blanchfield, Meyer, Kober & Rizzo, LLP
Certified Public Accountants

1200 Veterans Memorial Hwy., Suite 350
Hauppauge, New York 11788

T 631 293-5000
F 631 234-4272
www.bmkr.com

Bruce A. Meyer, CPA/PFS
Thomas G. Kober, CPA
Alfred M. Rizzo, CPA
Joseph Mortimer, CPA

Charles W. Blanchfield, CPA (Retired)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Andrew Garrett, Inc.

We have reviewed management's statements, including in the accompanying Exemption Report, identified the following provisions of 17 C.F.R. 15c3-3(k) under which Andrew Garrett, Inc. claimed an exemption from 17 C.F.R. $240.15c3-3; pension (3)-1 and Andrew Garrett, Inc. stated that Andrew Garrett, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Andrew Garrett, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Andrew Garrett, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Blanchfield, Meyer, Kober & Rizzo LLP

ANDREW GARRETT, INC.
EXEMPTION REPORT
DECEMBER 31, 2014

Andrew Garrett, Inc. has met the identified provisions of 17CFR 240.15c3-3, throughout the year ended December 31, 2014 without exception. Andrew Garrett, Inc. claims this exemption based on the fact that all customer transactions are cleared through another broker dealer, RBC, on a fully disclosed basis.